UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 2, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated June 17, 2014

•	Press Release dated June 18, 2014

•	Press Release dated June 18, 2014

•	Press Release dated June 18, 2014

•	Press Release dated June 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 2, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Northern Gateway Receives Approval from Government of Canada

Enbridge welcomes decision, reinforces commitment to meeting conditions

CALGARY, Alberta (June 17, 2014) — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that pursuant to the Joint Review Panel’s (JRP) recommendation, the Northern Gateway Project (“NGP” or “the Project”) has received Governor in Council (GIC) approval by the Canadian federal government. The JRP’s recommendation was subject to 209 conditions.

“Enbridge and our partners in the Northern Gateway Project welcome today’s decision. The Joint Review Panel recommendation and the GIC approval are important milestones and reflect years of work by all stakeholders,” said Enbridge President and Chief Executive Officer, Al Monaco. “However, we have more work ahead of us. The decision is one more step in the process; a process that requires a considered and respectful approach with our stakeholders.

“Going forward, we will focus on three priorities: meeting the JRP’s conditions, working with the Province of B.C. on its five conditions for supporting oil pipelines; and continuing to engage Aboriginal communities to build further trust and seek additional input that would make the project even better.”

Mr. Monaco emphasized the Company’s commitment to achieving world class standards for safety and environmental protection.

“From the start, our first priority has been safety and the protection of the environment. It is what all Canadians expect of us and it is what we expect of ourselves,” said Mr. Monaco. “Northern Gateway is benefiting greatly from the input and engagement of communities along the right-of-way, Aboriginal communities and numerous technical experts in making this a truly world-class project. Today’s decision and the work of the JRP confirm that the project can be built and operated safely and that it’s in Canada’s national interest.”

Stakeholder input contributed to Northern Gateway commitments and proposed measures that were acknowledged by the Joint Review Panel as industry leading in a number of areas, including marine mitigation, consultation, engineering and safety and emergency response.

The Panel also acknowledged that the potential economic benefits of Northern Gateway on local, regional and national economics would be positive and would likely be significant.

“In the broader context, opening new markets for our energy resources is critical for all Canadians. It will mean a major boost to our provincial and national economies. It will create jobs and result in new tax revenues for communities and governments to support social programs and infrastructure,” added Mr. Monaco. “Importantly, Northern Gateway will involve Aboriginal communities as owners and partners in the project, and it provides meaningful training, job and business opportunities in communities along the right-of-way.”

Northern Gateway is the first pipeline project to be approved to enable Canada to diversify markets for its crude oil and achieve full-market-value pricing. The Project complements Enbridge’s broader suite of market access projects, currently in execution, that will open 1.7 million barrels a day of incremental market access to Eastern Canada, the U.S. Gulf Coast and the U.S. Midwest by 2016. With Northern Gateway, Canadian producers will have greater access to the fastest growing markets in the Asia Pacific Rim.

1

The Northern Gateway Project is a proposed 1,177-km twin pipeline system and marine terminal. The project would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate. Project lead, Enbridge, is working in partnership with leading Canadian and international energy companies, First Nations and Métis communities in B.C. and Alberta.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Todd Nogier Media Toll Free: (888) 992-0997 Email: todd.nogier@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

2

NEWS RELEASE

Enbridge Announces Executive Changes

CALGARY, ALBERTA (June 18, 2014) — Enbridge Inc. (TSX, NYSE: ENB) announced today that J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development, plans to retire by the end of 2014. Upon Mr. Bird’s retirement, his responsibilities will be split into two separate roles of chief financial officer and chief development officer. Enbridge also announced the appointment of John Whelen as Senior Vice President, Finance and of Vern Yu as Senior Vice President, Corporate Development, both reporting to Mr. Bird, effective July 1st, 2014.

Mr. Whelen is currently Enbridge’s Senior Vice President and Controller. He will retain executive leadership for Enbridge’s financial reporting function and will also assume responsibility for Enbridge’s tax and treasury functions. Mr. Whelen has been part of the Enbridge team for 22 years in a series of executive positions of increasing responsibility including treasury, risk management, corporate planning and development, and financial reporting. He has served as the chief financial officer and then the president of the Enbridge Income Fund where he led the business through a period of significant growth. Throughout his history with the company, Mr. Whelen has developed extensive experience in capital markets and has been instrumental in securing billions of dollars in growth capital funding for Enbridge.

Mr. Yu is currently Enbridge’s Senior Vice President, Liquids Pipelines Business and Market Development. He will assume responsibility for executive leadership of Enbridge’s corporate planning and development function, including strategic planning and investment review. He will also assume responsibility for the oversight of Enbridge’s new growth platforms including renewable energy, international and energy services. Mr. Yu has been part of the Enbridge team for 21 years in a series of executive positions of increasing responsibility. Most recently, Mr. Yu led the Liquids Pipelines business development team to secure more than $30B in new growth projects, which will facilitate new market access for our customers. In addition he has also held several senior corporate and financial positions.

Al Monaco, President and Chief Executive Officer of Enbridge commented on the executive changes, “Richard has been a key member of Enbridge’s executive leadership team for two decades, holding both senior financial and operational roles. He is highly respected by our employees and our external stakeholders. Among many accomplishments, Richard has been instrumental in developing Enbridge’s disciplined capital investment process and assuring a prudent approach to financial management.

He is also responsible for the creation of our sponsored vehicles, Enbridge Energy Partners and Enbridge Income Fund, as well as securing Enbridge’s investment in Gaz Metro through the Noverco structure. Enbridge’s executive leadership team and our Board of Directors greatly appreciate Richard’s contribution to Enbridge’s success.

“We are also very pleased to have John Whelen and Vern Yu assuming their new roles within our leadership team.

“The fact that we have the internal bench strength to fill two such critical senior roles is a confirmation of the effectiveness of our succession management and leadership development program. One of Richard’s main responsibilities for the rest of the year will be to support John and Vern in their new roles.”

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR MORE INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

Biographies

John Whelen

Senior Vice President, Finance

Enbridge Inc.

John Whelen is currently the Senior Vice President and Controller for Enbridge Inc. Effective July 1, 2014, he will become the Senior Vice President, Finance for Enbridge Inc. He will retain executive leadership of the Company’s financial reporting function and will assume responsibility for Enbridge’s tax and treasury functions.

John began his career with Enbridge in 1992 when he joined the Consumers Gas Company (now Enbridge Gas Distribution) as Manager of Treasury. Since that time, he has held roles of increasing responsibility within the finance organization at Enbridge. Prior to his role as Controller, John held a number of other senior management positions including Senior Vice President, Corporate Development and Vice President & Treasurer responsible for cash management and banking, corporate finance and risk management. He also served as President of the Company’s publicly traded affiliate Enbridge Income Fund Holdings Inc. and its predecessor, Enbridge Income Fund from 2008 through the end of 2013.

Prior to joining Enbridge, John worked in the financial services sector in a variety of roles focused on funding and treasury management. John holds an MBA (Finance) from McMaster University and a B.Sc. (Economics) from the University of Victoria.

Vern Yu

Senior Vice President, Corporate Development

Enbridge Inc.

Vern Yu is currently the Senior Vice President, Liquids Pipelines Business and Market Development. Effective July 1, 2014, he will become the Senior Vice President, Corporate Development for Enbridge Inc. He will be responsible for Enbridge’s corporate planning and development function, including strategic planning and investment review. He will also be responsible for the oversight of Enbridge’s new growth platforms: renewable energy, international and energy services.

In his senior executive role with the Liquids Pipelines Business and Market Development group, Vern has been responsible for all business and market development activities for Enbridge’s crude oil infrastructure business. He led the Liquid Pipelines business development team securing more than $30B in new growth projects, which will facilitate new market access for our customers. Vern also served as Vice President, Investor Relations and Enterprise Risk, and has held leadership roles in capital markets, financial risk management and treasury functions.

Vern currently serves as the Vice Chair of the Alberta Cancer Foundation’s Board of Trustees and is the 2014 Chair of the Enbridge Ride to Conquer Cancer.

Before coming to Enbridge in 1993, Vern worked as an engineer at TransCanada Pipelines and Bow Valley Industries. He has an MBA in Finance from the University of Toronto and a B.Sc. (Applied Science) from Queen’s University.

NEWS RELEASE

Enbridge Finalizes $7.5 billion Mainline Replacement Program Cost Estimate; Issues CDN$400 million of Common Equity

CALGARY, ALBERTA; HOUSTON, TEXAS (June 18, 2014) — Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today announced the final scope and cost estimate for their Line 3 Replacement (L3R) Program is approximately $7.5 billion. The L3R Program was announced on March 3, 2014, following receipt of shipper support, and involves replacement of all segments of Line 3 between Hardisty, Alberta and Superior, Wisconsin with new pipe using the latest available high-strength steel and coating technology.

Enbridge Inc. also announced that it has entered into an agreement with RBC Capital Markets and Credit Suisse (the Underwriters), to issue 7.86 million treasury common shares (the Common Shares), on a bought deal basis, for gross proceeds of approximately CDN$400 million (the Offering), to support the additional funding required for its capital program.

The agreement between Enbridge and its mainline shippers includes an international joint tariff (IJT) surcharge to provide return on and of the capital investment. The IJT surcharge will be adjusted to reflect 75 per cent of the increase in the incremental investment required. Substantially all of the increase in the final estimate applies to the Canadian portion of the L3R Program, estimated to cost approximately CDN$4.9 billion. The U.S. portion of the program is estimated to cost approximately US$2.6 billion. The U.S. program will be funded jointly by Enbridge and EEP at participation levels to be finalized and approved by a special committee of the Board of Directors of EEP.

Guy Jarvis, President, Liquids Pipelines for Enbridge, said, “The Line 3 Replacement Program is Enbridge’s largest ever capital program. It will improve the reliability of our system for the benefit of our shippers and Enbridge. The IJT surcharge is designed to provide Enbridge with a solid return on its incremental investment, expected to be in the low double digits range.”

Mark Maki, President of EEP, said, “The U.S. Line 3 Replacement Program will provide a large, attractive investment opportunity for EEP. Our plans to release capital from our natural gas processing business through drop downs of additional interests to Midcoast Energy Partners is anticipated to enable EEP to undertake a significant participation in the Program while minimizing the need for external equity funding.”

Enbridge has entered into an agreement with RBC Capital Markets and Credit Suisse to issue 7.86 million Common Shares, on a bought deal basis, at CDN$50.90 per share for distribution to the public in both Canada and the U.S. Closing of the Offering is expected to occur on or about June 24. Pursuant to the agreement, the Underwriters have an option to purchase an additional 15 per cent of the Offering, at the offering price, at any time up to 30 days following closing.

Commenting on the Common Share issue, J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development of Enbridge, said, “The final cost estimate for the Line 3 Replacement Program brings our enterprise wide growth capital program to $42 billion to be in service by 2017, of which $37 billion is commercially secured with good progress on the remaining $5 billion. This ratchets up our equity funding requirement by CDN$400 million and we’ve de-risked our funding plan by filling in this amount now.

After the Common Share issue and recent preferred share issues, our remaining equity requirement through 2017 stands at CDN$2.3 billion, which we expect to accommodate through a combination of additional preferred share issues and sponsored vehicle asset drop downs. The expansion in our growth capital program will contribute to our expected 10 per cent to 12 per cent average annual earnings per share growth rate through 2017, and further support a continuation of industry leading growth well beyond 2017.”

Enbridge Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Enbridge Inc. has filed with the SEC for more complete information about Enbridge and this offering. Enbridge Inc. has also filed the prospectus relating to the offering with each of the provincial securities regulatory authorities in Canada. You may obtain any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, Enbridge, any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089 or Credit Suisse, toll-free at 800-221-1037, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number) or Credit Suisse, 1 First Canadian Place, Suite 2900, PO Box 301, Toronto, Ontario M5X 1C9 (fax: 416-352-0920) (no toll free number).

CONFERENCE CALL

Enbridge Inc. will hold a conference call on Thursday, June 19, 2014 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss Enbridge’s recent announcements. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397 using the access code 37534760#.

The call will be audio webcast live at http://www.media-server.com/m/p/topmmh73. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 37534760#) until June 26, 2014.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 17 per cent of total U.S. oil imports. Enbridge Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Enbridge Inc. Adam McKnight Investment Community (403) 266-7922 adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P. Terri Larson, APR Media (877) 496-8142 usmedia@enbridge.com	Enbridge Energy Partners, L.P. Sanjay Lad Investment Community (866) EEP INFO or (866) 337-4636 eep@enbridge.com

NEWS RELEASE

Enbridge Energy Partners, L.P. Benefits From Equity Restructuring

Houston, Texas; Calgary, Alberta (June 18, 2014) – Enbridge Energy Partners, L.P. (NYSE: EEP) (the “Partnership”) and Enbridge Inc. (TSX: ENB) (NYSE:ENB) (“Enbridge”) announced today an agreement to undertake a restructuring of the Partnership’s equity under which its general partner will permanently waive its existing incentive distribution rights in exchange for Class D units and new incentive distribution units. This restructuring will decrease the general partner’s share of incremental cash distributions from 48 percent of all distributions in excess of $0.495 per unit per quarter down to 23 percent of all distributions in excess of the Partnership’s current quarterly distribution of $0.5435 per unit per quarter. As a result, the share of incremental cash available for distribution to holders of Class A common units will increase correspondingly. The restructuring will be effective July 1, 2014 and will apply to all distributions declared subsequent to that date.

“The Partnership’s Liquids Pipelines capital expansion program currently underway is expected to generate significant low risk cash flow growth over the coming years. This Equity Restructuring will enhance the economics of the Partnership’s investment projects and increase cash flow available for distribution to holders of Class A common units from the existing capital projects as well as from future growth projects”, said Mark Maki, President for the Partnership.

Commenting on the restructuring transaction, Al Monaco, Enbridge’s President and Chief Executive Officer noted: “Enbridge and the Partnership are in the midst of executing the most significant organic capital growth program in our history. At the same time, one of Enbridge’s strategic priorities is to re-establish the Partnership as a strong sponsored vehicle and an effective source of funding for its own growth and for future drop downs; much the same as the role Enbridge Income Fund plays with the Enbridge group today. This restructuring of the incentive distribution rights builds upon other initiatives undertaken including our preferred unit investment in EEP and the formation of Midcoast Energy Partners, L.P. in 2013. The Equity Restructuring is expected to benefit Enbridge shareholders by improving the Partnership’s cost of capital and growth outlook, thus increasing the incentive distributions to the general partner of the Partnership over time.”

To implement the Equity Restructuring, EEP’s general partner, a wholly owned subsidiary of Enbridge, will irrevocably waive its current incentive distributions rights (“IDRs”) in excess of its 2 percent general partner interest in exchange for 66.1 million Class D units and 1,000 Incentive Distribution Units (the “IDUs”) (“Equity Restructuring”). The Class D units will carry a distribution equal to the quarterly distribution on the Class A common units. The third quarter 2014 distribution on the Class D units will be adjusted to provide Enbridge with an aggregate distribution in 2014 equal to the current distribution on its IDRs as if the Equity Restructuring had not occurred. The IDUs will be entitled to no distribution initially, but will be entitled in the future to 23 percent of any amount in excess of EEP’s current quarterly Class A common unit distribution of $0.5435 per unit. In the event of any decrease in the Class A common unit distribution below $0.5435 per unit in any quarter during the next five years, the distribution on the Class D units will be reduced to the amount which would have been received by Enbridge under the existing IDRs as if the Equity Restructuring had not occurred.

The Class D Units will have a notional value per unit equivalent to the closing market price of the Class A Common units on June 17, 2014 (the “Notional Value”) and have the same voting rights as the Class A units. The Class D units are convertible on a one-for-one basis into Class A common units at any time on or after the fifth anniversary of the closing date, at the holder’s option. In the event of a liquidation event (or any merger or other extraordinary transaction), the Class D Unit holders will have a preference in liquidation equal to 20 percent of the Notional Value, with such preference being increased by an additional 20 percent on each anniversary of the closing date, resulting in a liquidation preference equal to 100 percent of the Notional Value on the fourth anniversary of the closing date. The Class D units will be redeemable in 30 years in whole or in part at EEP’s option for either a cash amount equal to the Notional Value per unit or newly issued Class A common units with an aggregate market value at redemption equal to 105 percent of the aggregate Notional Value of the Class D units being redeemed.

Also, as part of the Equity Restructuring, certain related amendments were made to the partnership agreement to increase the Partnership’s flexibility to maintain and increase interim distributions to unitholders until current and future growth investments by the Partnership begin to generate cash, and to enhance the Partnership’s ability to execute its long-term growth plans in a capital efficient and accretive manner.

The Equity Restructuring and all related amendments to the partnership agreement were reviewed and recommended to the board of directors of the General Partner by a special committee of independent directors. The special committee was assisted by its own independent legal counsel and financial advisor.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 17 per cent of total U.S. oil imports. Enbridge Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

Enbridge Inc.

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P.

Terri Larson, APR Media (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Investment Community (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

Enbridge Announces Closing of CDN$400 million Common Equity Offering

CALGARY, Alberta, June 24, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it has closed its previously announced public offering of common shares led by RBC Capital Markets and Credit Suisse. Enbridge issued 7.86 million common shares for gross proceeds of approximately CDN$400 million. Proceeds will be used to fund the incremental capital recently announced on the Line 3 Replacement Program and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. You may obtain a copy of the prospectus relating to the offering of common shares if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089 or Credit Suisse, toll-free at 800-221-1037, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Credit Suisse, 1 First Canadian Place, Suite 2900, PO Box 301, Toronto, Ontario M5X 1C9 (fax: 416-352-0920). Alternatively, you may obtain the prospectus by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR MORE INFORMATION PLEASE CONTACT:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Enbridge Inc. Adam McKnight Investment Community (403) 266-7922 adam.mcknight@enbridge.com